Exhibit I

Capital Clean Energy Carriers Corp. Announces Annual Meeting of Shareholders

ATHENS, GREECE, August 7, 2026 – The Board of Directors of Capital Clean Energy Carriers Corp. (NASDAQ: CCEC) (the “Corporation” or “CCEC”) has called an annual meeting of shareholders to be held at the Corporation’s headquarters in Greece on September 22, 2026 at 11:30 am local time (the “Annual Meeting”). Shareholders of record at the close of business on July 24, 2026 are entitled to receive notice of, and to vote at, the Annual Meeting, or any adjournments or postponements thereof. A cover letter, formal notice of the Annual Meeting, the Corporation’s proxy statement and the accompanying Annual Report on Form 20-F are being sent to shareholders of the Corporation. Electronic copies of the materials are accessible on the Corporation’s website at http://ir.capitalcleanenergycarriers.com/ . Following receipt of a proxy card, shareholders may vote their common shares by accessing www.proxyvote.com.

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is a leading platform of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 20 high specification vessels, including 15 latest generation LNG/Cs, one legacy Neo-Panamax container vessel, two dual-fuel medium gas carriers (“MG/Cs”) and two Handy Liquefied CO2 Multi-Gas Carriers (“HMG/Cs”). In addition, CCEC’s under-construction fleet includes six additional latest generation LNG/Cs, four MG/Cs, two HMG/Cs and one LNG dual-fuel Bunkering vessel to be delivered between the third quarter of 2026 and the first quarter of 2029.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis/Markella Karra

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com